SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule TO
(Amendment No. 2)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Fidelity National Information Services, Inc.
(Name of Subject Company (Issuer))
Fidelity National Information Services, Inc.
(Name of Filing Person (Offeror))
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
31620M106
(CUSIP Number of Class of Securities)
Michael L. Gravelle, Esq.
Corporate Executive Vice President, Chief Legal Officer and Corporate Secretary
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
Telephone: (904) 854-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Lawrence S. Makow, Esq.
Matthew M. Guest, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,500,000,000	$178,250

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 80,645,161 outstanding shares of common stock, par value $.01 per share, are being purchased at the maximum possible tender offer price of $31.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $178,250	Filing Party: Fidelity National Information Services, Inc.
	Form or Registration No.: Schedule TO	Date Filed: July 6, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange (“SEC”) on July 6, 2010 and amended by Amendment No. 1 filed with the SEC on July 9, 2010 (as amended, the “Schedule TO”) by Fidelity National Information Services, Inc., a Georgia corporation (“FIS” or the “Company”). The Schedule TO relates to the tender offer by FIS, to purchase, for not more than $2,500,000,000 in cash, up to 86,206,896 shares of its common stock, par value $.01 per share, at a price of not more than $31.00 nor less than $29.00 per share in cash, without interest and subject to additional withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 6, 2010 (as it may be amended or supplemented, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Tender Offer.”
     This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided for herein.
Items 1 through 11. Summary Term Sheet; Subject Company Information; Identity and Background of Filing Person; Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration; Interest in Securities of the Subject Company; Persons/Assets Retained, Employed, Compensated or Used; Financial Statements; Additional Information
(1) The response to the question “Are there any conditions in the Tender Offer?” in the “Summary Term Sheet” section of the Offer to Purchase is hereby amended as follows:
(a) The first bullet point is amended and restated to read as follows:
we shall have received the financing for funding the Tender Offer (this condition has been satisfied as of July 16, 2010);
(b) The opening clause of the second bullet point is amended and restated to read as follows:
no action, suit, proceeding or application by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency, other tribunal or arbitrator or arbitration panel shall have been threatened in writing, instituted or pending that directly or indirectly:
(c) The opening clause of the third bullet point is amended and restated to read as follows:
no action shall have been threatened in writing, pending or taken, no approval publicly withheld or withheld per written notice, and no statute, rule, regulation, judgment, order or injunction (preliminary, permanent or otherwise) threatened in writing, publicly proposed or proposed in writing, promulgated, enacted, entered, amended, enforced or expressly made applicable to the Tender Offer or FIS or any of its subsidiaries, by any court or any authority, agency or body, domestic, foreign or supranational, that, in FIS’ reasonable judgment:
(d) The sixth bullet point is amended and restated to read as follows:
no materially adverse change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor which, in FIS’ reasonable judgment, adversely affects such rates or markets;
(e) The eighth bullet point is amended and restated to read as follows:

no limitations, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, nor any event or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular that in FIS’ reasonable judgment would reasonably be expected to affect adversely the extension of credit by banks or other lending institutions in the United States or the European Union, shall have occurred;
(2) The section of the Offer to Purchase captioned “6. Conditions of the Tender Offer” is hereby amended as follows:
(a) The first bullet point is amended and restated to read as follows:
we shall not have received the financing for funding the Tender Offer (the “financing condition,” which condition has been satisfied as of July 16, 2010 as further described in Section 8);
(b) The second bullet point is amended and restated to read as follows:
there shall have been threatened in writing, instituted or there shall be pending any action, suit, proceeding or application by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal or arbitrator or arbitration panel that directly or indirectly:
(c) The third bullet point is amended and restated to read as follows:
there shall have been any action threatened in writing, pending or taken, or approval publicly withheld or withheld per written notice, or any statute, rule, regulation, judgment, order or injunction (preliminary, permanent or otherwise) threatened in writing, publicly proposed or proposed in writing, promulgated, enacted, entered, amended, enforced or expressly made applicable to the Tender Offer or FIS or any of its subsidiaries, by any court or any authority, agency or body, domestic, foreign or supranational, that, in FIS’ reasonable judgment, could, directly or indirectly:
(d) The third sub-bullet point under the fourth bullet point is amended and restated to read as follows:
a materially adverse change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor which, in FIS’ reasonable judgment, adversely affects such rates or markets;
(e) The fifth sub-bullet point under the fourth bullet point is amended and restated to read as follows:
any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular that in FIS’ reasonable judgment would reasonably be expected to affect adversely the extension of credit by banks or other lending institutions in the United States or the European Union;
(3) The section of the Offer to Purchase captioned “8. Source and Amount of Funds” is hereby amended as follows:
(a) The following sentence is added to the end of the first paragraph of the section:
The financing condition has been satisfied as of July 16, 2010 as a result of (1) the completion of the private offerings of long-term bonds and (2) the completion of a new tranche of additional term loans under its existing credit facility (each as further described below), proceeds of which (along with proceeds from additional borrowings under FIS’ existing revolving credit facility and/or accounts receivable facility) will be used to fund the Tender Offer, to repay in full and terminate a credit facility assumed by FIS in connection with the Metavante Acquisition and to pay fees and expenses.
(b) The following sentences replace the paragraph beginning with the heading “Long-Term Bonds” in its entirety:
On July 16, 2010, FIS announced that it had completed its private offering of long-term bonds in an aggregate principal amount of $1.1 billion, comprised of an issuance of $600 million aggregate principal amount of 7.625% Senior Notes due 2017 (the “2017 Notes”) and $500 million aggregate principal amount of 7.875% Senior Notes due 2020 (the “2020 Notes” and, together with the 2017 Notes, the “Notes”). Interest on the 2017 Notes accrues at the rate of 7.625% per annum, and interest on the 2020 Notes accrues at the rate of 7.875% per annum. Interest on each series of Notes is payable semi-annually in cash in arrears on January 15 and July 15 of each year, commencing on January 15, 2011. The disclosure set forth in “Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” of this Offer to Purchase under the heading “Indenture for the Notes” is incorporated herein by reference. Additional details concerning the completion of the Notes offering can be found in FIS’ Current Report on Form 8-K filed on July 20, 2010 that contained Item 1.01, Item 2.03, Item 8.01 and Item 9.01 disclosures, which is incorporated herein by reference.
(c) The following paragraph is added below the paragraph beginning with the heading “Credit Facility and Related Term Loans”:
     On July 16, 2010, FIS announced that it had completed a $1.5 billion tranche of additional term loans under its existing credit facility and an associated joinder agreement with respect to the New Term Loan B. The New Term Loan B loans are subject in all material respects to the provisions of the FIS Credit Agreement applicable to other term loans under the FIS Credit Agreement, except that the joinder agreement establishes the following provisions as specifically applicable to the New Term Loan B loans: (i) each New Term Loan B loan that is a Eurocurrency Rate Loan (as defined in the FIS Credit Agreement) will bear interest on the outstanding principal amount at a rate per annum equal to the Eurocurrency Rate (subject to a Eurocurrency Rate floor of 1.50%) plus an applicable margin of 3.75% per annum; (ii) each New Term Loan B loan that is a Base Rate Loan (as defined in the FIS Credit Agreement) will bear interest on the outstanding principal amount from the applicable borrowing date at a rate per annum equal to the Base Rate (subject to a Base Rate floor equal to 1.00% above the greater of (a) 1.50% or (b) the Eurocurrency Rate for a one month interest period) plus an applicable margin of 2.75% per annum; and (iii) FIS will make quarterly principal payments on the New Term Loan B loans in an amount equal to 0.25% of the original principal balance thereof on or prior to the last day of each March, June, September and December (starting with December 31, 2010), with a final payment of the entire remaining principal balance of the New Term Loan B loans on their maturity date of July 18, 2016. Additional details concerning the New Term Loan B loans and associated joinder agreement can be found in FIS’ Current Report on Form 8-K filed on July 20, 2010 that contained Item 1.01, Item 2.03, Item 8.01 and Item 9.01 disclosures, which is incorporated herein by reference.
(4) The section of the Offer to Purchase captioned “10. Certain Information Concerning FIS” is hereby amended as follows:
(a) The fourth and fifth sentences of the paragraph beginning with the heading “Additional Information” are amended and restated as follows:
This material and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained by mail, upon payment of the SEC’s customary charges, by writing to the Public Reference Section at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.
(b) In the table immediately below the paragraph beginning with the heading “Incorporation by Reference,” the list corresponding to “Current Reports on Form 8-K” to be incorporated by reference into the Offer to Purchase is amended and restated to read as follows in order to add the Current Report on Form 8-K filed by FIS on July 20, 2010 that contained Item 1.01, Item 2.03, Item 8.01 and Item 9.01 disclosures:

Current Reports on Form 8-K	Filed March 3, 2010, June 2, 2010, June 7, 2010, July 2, 2010, July 6, 2010, July 9, 2010, and July 20, 2010 (such July 20, 2010 Current Report on Form 8-K to refer to the 8-K filing that contained Item 1.01, Item 2.03, Item 8.01 and Item 9.01 disclosures).
(5) The section of the Offer to Purchase captioned “11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is hereby amended by appending the following at the end of the sub-section entitled “Transactions and Arrangements Concerning Shares”:
     Indenture for the Notes. On July 16, 2010, FIS completed its previously announced offerings of the 2017 Notes and the 2020 Notes. The Notes were issued in two separate series pursuant to an indenture dated as of July 16, 2010 (the “Indenture”) among FIS, the Guarantors (as defined below) and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). The Notes are fully and unconditionally guaranteed on a senior unsecured basis by each of FIS’ domestic subsidiaries that is a guarantor under FIS’ amended credit facility (collectively, the “Guarantors”). The Notes and the related guarantees, respectively, will be FIS’ and the Guarantors’ general senior unsecured obligations, and will (1) rank equally in right of payment with all of FIS’ and the Guarantors’ existing and future senior debt, (2) be effectively junior to all of FIS’ and the Guarantors’ existing and future secured debt to the extent of the value of the assets securing that secured debt, (3) be effectively junior to all existing and future debt and liabilities of FIS’ non-guarantor subsidiaries and (4) rank senior in right of payment to all of FIS’ future debt, if any, that is by its terms expressly subordinated to the Notes.
     FIS may redeem some or all of the 2017 Notes and the 2020 Notes before July 15, 2013 and July 15, 2014, respectively, by paying 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium. FIS may redeem some or all of the 2017 Notes and the 2020 Notes on or after July 15, 2013 and July 15, 2014, respectively, at specified redemption prices. In addition, before July 15, 2013, FIS may redeem up to 35% of either series of the Notes with the net proceeds of certain equity offerings.
     FIS is obligated to offer to repurchase the Notes at a price of (a) 101% of their principal amount plus accrued and unpaid interest, if any, as a result of certain change of control events and (b) 100% of their principal amount plus accrued and unpaid interest, if any, in the event of certain asset sales. These restrictions and prohibitions are subject to certain qualifications and exceptions.
     The Indenture contains covenants that, among other things, limit FIS’ ability and the ability of certain of FIS’ subsidiaries to (i) incur or guarantee additional indebtedness, (ii) make certain restricted payments, (iii) create or incur certain liens, (iv) create restrictions on the payment of dividends or other distributions to FIS from its restricted subsidiaries, (v) engage in sale and leaseback transactions, (vi) transfer all or substantially all of the assets of FIS or any restricted subsidiary or enter into merger or consolidation transactions and (vii) engage in certain transactions with affiliates. These covenants are subject to a number of exceptions, limitations and qualifications set forth in the Indenture.
     Registration Rights Agreement. In connection with the issuance of the Notes, FIS and the Guarantors entered into a registration rights agreement dated July 16, 2010 with Banc of America Securities LLC, Goldman, Sachs & Co., J.P. Morgan Securities Inc., and Wells Fargo Securities, LLC, as representatives of the initial purchasers of the Notes (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, FIS has agreed to file with the SEC an exchange offer registration statement to exchange the Notes for substantially identical notes registered under the Securities Act unless the exchange offer is not permitted by applicable law or the applicable interpretations of the SEC. FIS has agreed to use commercially reasonable efforts to (a) file the exchange offer registration statement with the SEC within 270 days of the issue date of the Notes; (b) have the exchange offer registration statement declared effective within 360 days of the issue date of the Notes and (c) complete the exchange offer with respect to the Notes within 30 business days of effectiveness. FIS has also agreed to file a shelf registration statement to cover resales of the Notes under certain circumstances. If FIS fails to satisfy its registration obligations under the Registration Rights Agreement, it will be required to pay additional interest to the holders of the Notes under certain circumstances for certain periods.
(6) The Offer to Purchase, the Letter of Transmittal and the related tender offer documents are further amended as follows:
(a) The words “as promptly as practicable” or “as soon as practicable,” when used in the Offer to Purchase, the Letter of Transmittal and in the related tender offer documents in reference to the timing of FIS’ determination of the Purchase Price, determination of the final proration factor, payment for Shares accepted in the Offer, and return of Shares not purchased in the Tender Offer, shall be deleted and replaced by the word “promptly”;
(b) In the “Summary Term Sheet” section of the Offer to Purchase, in the response to the question “When will FIS pay for the Shares I tender?,” the third sentence, beginning with “However, if proration is required,” shall be deleted in its entirety;
(c) In the section of the Offer to Purchase captioned “1. Number of Shares; Purchase Price; Proration,” in the paragraph beginning with the heading “Proration,” the third sentence, beginning with “Because of the difficulty,” shall be deleted in its entirety; and
(d) In the section of the Offer to Purchase captioned “5. Purchase of Shares and Payment of Purchase Price,” in the sixth paragraph, the second sentence, beginning with “However, FIS does not expect to,” shall be deleted in its entirety.
(7) The Offer to Purchase, the Letter of Transmittal and the related documents shall be amended by appending the phrase “, subject to a challenge of such determination in a court of competent jurisdiction” to the end of each of the following sentences immediately prior to the period at the end of such sentences:
(a) in the section of the Offer to Purchase captioned “3. Procedures for Tendering Shares,” the first and third sentences in the paragraph beginning with the heading “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects";
(b) in the section of the Offer to Purchase captioned “4. Withdrawal Rights,” the first sentence of the third paragraph;
(c) in the section of the Offer to Purchase captioned “6. Conditions of the Tender Offer,” the last sentence of the last paragraph;
(d) in the Letter of Transmittal, the second and fourth sentences to Instruction 12; and
(e) in Exhibit (a)(1)(L) to the Schedule TO entitled “Instructions for Tender through Conditional Exercise of Options”:
(i) the third sentence in the paragraph beginning with “3. The conditional exercise of Options”; and
(ii) each of the first and third sentences in the paragraph beginning with “6. All questions as to the number of Options.”
(8) The Offer to Purchase and related documents shall be hereby further amended as follows:
(a) in the section of the Offer to Purchase captioned “IMPORTANT,” the first three sentences of the last paragraph shall be deleted in their entirety and replaced with the following sentence, which shall be deemed to have been presented in boldface font:
We are not making the Tender Offer to (nor will we accept any tender of Shares from or on behalf of) holders residing in any state in which the making of the Tender Offer or acceptance of any tender of Shares is or becomes prohibited by administrative or judicial action pursuant to a state statute after we have made a good faith effort to comply with such statute.
(b) in the section of the Offer to Purchase captioned “17. Miscellaneous,” the first three sentences of the first paragraph shall be deleted in their entirety and replaced with the following sentence:
Pursuant to Exchange Act Rule 13e-4(f)(9)(ii), the Tender Offer is not being made to (nor will tenders be accepted from or on behalf of) shareholders residing in any state in which the making of the Tender Offer or acceptance of offers to sell Shares is or becomes prohibited by administrative or judicial action pursuant to a state statute after we have made a good faith effort to comply with such statute.
(c) Exhibit (a)(1)(E) of the Schedule TO entitled “Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees” is amended by amending and restating the second sentence of the penultimate paragraph on page 3 thereof that begins “The Tender Offer is being made solely under the Offer to Purchase and the Letter of Transmittal and is being made to all record holders of Shares” to read as follows:

Pursuant to Exchange Act Rule 13e-4(f)(9)(ii), the Tender Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any state in which the making of the Tender Offer or acceptance thereof is or becomes prohibited by administrative or judicial action pursuant to a state statute after we have made a good faith effort to comply with such statute.
Item 11. Additional Information
     FIS’ financial results for the fiscal quarter ended June 30, 2010 were publicly released on July 20, 2010. Such results are filed as Exhibit (a)(5)(K)—Report of Second Quarter 2010 Financial Results and incorporated herein by reference.
     FIS also announced on July 20, 2010 a regular quarterly dividend of $0.05 per Share. The dividend is payable September 30, 2010, to shareholders of record as of the close of business September 16, 2010.
Item 12. Exhibits
Item 12—Exhibit Index of the Schedule TO is hereby amended to add the following exhibits to the exhibit index:
Exhibit (a)(5)(J)—Press Release, dated July 16, 2010 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on July 20, 2010 that contained Item 1.01, Item 2.03, Item 8.01 and Item 9.01 disclosures).
Exhibit (a)(5)(K)—Report of Second Quarter 2010 Financial Results.
Exhibit (b)(4)—Indenture, dated as of July 16, 2010, among Fidelity National Information Services, Inc., as issuer, the subsidiaries of FIS listed on the signature page thereto and The Bank of New York Mellon Trust Company, N.A., a New York banking corporation, as trustee (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed July 20, 2010 that contained Item 1.01, Item 2.03, Item 8.01 and Item 9.01 disclosures).
Exhibit (b)(5)—Joinder Agreement, dated as of July 16, 2010, by and among FIS, each joinder lender listed on the signature pages thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed July 20, 2010 that contained Item 1.01, Item 2.03, Item 8.01 and Item 9.01 disclosures).
Exhibit (d)(48)— Registration Rights Agreement, dated as of July 16, 2010, among Fidelity National Information Services, Inc., the subsidiaries of FIS listed on the signature page thereto and Banc of America Securities LLC, Goldman, Sachs & Co., J.P. Morgan Securities Inc., and Wells Fargo Securities, LLC, as representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed July 20, 2010 that contained Item 1.01, Item 2.03, Item 8.01 and Item 9.01 disclosures).
A restatement of the exhibit index, giving effect to the above additions, is included in this Amendment No. 2 following the signature page hereto.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
By:	/s/ Goodloe M. Partee
	Name:	Goodloe M. Partee
	Title:	Senior Vice President, Legal

Dated: July 21, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 6, 2010. (1)

(a)(1)(B)	Letter of Transmittal. (1)

(a)(1)(C)	Notice of Guaranteed Delivery. (1)

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated July 6, 2010. (1)

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated July 6, 2010. (1)

(a)(1)(F)	Letter to Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan Participants, dated July 6, 2010. (1)

(a)(1)(G)	Direction Form for Participants in the Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan. (1)

(a)(1)(H)	Letter to Metavante Retirement Program Participants, dated July 6, 2010. (1)

(a)(1)(I)	Direction Form for Participants in the Metavante Retirement Program. (1)

(a)(1)(J)	Letter to NYCE Corporation Employee’s Tax Deferred Savings Plan Participants, dated July 6, 2010. (1)

(a)(1)(K)	Direction Form for Participants in the NYCE Corporation Employee’s Tax Deferred Savings Plan. (1)

(a)(1)(L)	Instructions for Tender through Conditional Exercise of Options. (1)

(a)(1)(M)	Option Election Form. (1)

(a)(1)(N)	Information For Employees—Important Dates for Tender Offer. (2)

(a)(1)(O)	Information For Employees—Frequently Asked Questions Relating to Your Participation in the Tender Offer. (2)

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Summary Advertisement. (1)

(a)(5)(B)	News Release, dated May 18, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on May 18, 2010).

(a)(5)(C)	Employee Communication, dated May 18, 2010 (incorporated by reference to Exhibit 99.2 to FIS’ Schedule TO-C filed on May 18, 2010).

Exhibit No.	Description

(a)(5)(D)	News Release, dated May 25, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on May 26, 2010).

(a)(5)(E)	Employee Communication, dated May 25, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on May 26, 2010).

(a)(5)(F)	Presentation materials for use at the investor and analyst conference on June 9, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on June 9, 2010).

(a)(5)(G)	Press Release, dated June 29, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on June 29, 2010).

(a)(5)(H)	News release, dated July 6, 2010 (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K filed on July 6, 2010).

(a)(5)(I)	Press Release, dated July 8, 2010 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on July 9, 2010).

(a)(5)(J)	Press Release, dated July 16, 2010 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on July 20, 2010 that contained Item 1.01, Item 2.03, Item 8.01 and Item 9.01 disclosures).

(a)(5)(K)	Report of Second Quarter 2010 Financial Results.

(b)(1)	Amendment and Restatement Agreement dated as of June 29, 2010 by and among FIS, the other financial institutions party thereto as Lenders, JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer and Bank of America, N.A., as Swing Line Lender, including as Exhibit A thereto the Amended and Restated Credit Agreement dated as of January 18, 2007, and amended and restated as of June 29, 2010, among FIS, the other borrowers, the parties signatory thereto from time to time as Lenders, JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and Bank of America, N.A., as Swing Line Lender (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed July 2, 2010).

(b)(2)	Receivable Purchase Agreement, dated as of October 1, 2009, among FIS Receivable SPV, LLC, as seller, Fidelity National Information Services, Inc., as servicer, Fidelity Information Services, Inc., eFunds Corporation, Fidelity National Card Services, Inc., and Intercept, Inc., as initial receivables administrators, the banks and other financial institutions party thereto, as purchasers, and JPMorgan Chase Bank, N.A., as agent, J.P. Morgan Securities, Inc., as sole lead arranger and sole bookrunner (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed October 2, 2009).

(b)(3)	Omnibus Amendment No. 1 (the “Omnibus Amendment”) to Receivables Purchase Agreement, Receivables Sale Agreement and Guaranty dated June 30, 2010, among FIS Receivables SPV, LLC, FIS, each subsidiary of FIS party thereto as an originator, each subsidiary of FIS party thereto as a guarantor, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the purchasers party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed July 2, 2010).

(b)(4)	Indenture, dated as of July 16, 2010, among Fidelity National Information Services, Inc., as issuer, the subsidiaries of FIS listed on the signature page thereto and The Bank of New York Mellon Trust Company, N.A., a New York banking corporation, as trustee (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed July 20, 2010 that contained Item 1.01, Item 2.03, Item 8.01 and Item 9.01 disclosures).

Exhibit No.	Description

(b)(5)	Joinder Agreement, dated as of July 16, 2010, by and among FIS, each joinder lender listed on the signature pages thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed July 20, 2010 that contained Item 1.01, Item 2.03, Item 8.01 and Item 9.01 disclosures).

(d)(1)	Registration Rights Agreement, dated as of February 1, 2006, among Fidelity National Information Services, Inc. and the security holders named therein (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on February 6, 2006).

(d)(2)	Certegy Inc. Executive Life and Supplemental Retirement Benefit Plan (incorporated by reference to Exhibit 10.13 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(3)	Grantor Trust Agreement, dated as of July 8, 2001, between Certegy Inc. and Wachovia Bank, N.A. (incorporated by reference to Exhibit 10.15 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(4)	Grantor Trust Agreement, dated as of July 8, 2001 and amended and restated as of December 5, 2003, between Certegy Inc. and Wachovia Bank, N.A. (incorporated by reference to Exhibit 10.15(a) to Annual Report on Form 10-K filed on February 17, 2004).

(d)(5)	Certegy Inc. Non-Employee Director Stock Option Plan, effective as of June 15, 2001 (incorporated by reference to Exhibit 10.24 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(6)	Certegy Inc. Deferred Compensation Plan, effective as of June 15, 2001 (incorporated by reference to Exhibit 10.25 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(7)	Certegy 2002 Bonus Deferral Program Terms and Conditions (incorporated by reference to Exhibit 10.29 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(8)	Form of Certegy Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.46 to Current Report on Form 8-K filed on February 10, 2005).

(d)(9)	Form of Certegy Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.47 to Annual Report on Form 10-K filed on March 11, 2005).

(d)(10)	Form of Certegy Inc. Stock Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.48 to Annual Report on Form 10-K filed on March 11, 2005).

(d)(11)	Form of Certegy Inc. Stock Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.49 to Annual Report on Form 10-K filed on March 11, 2005).

(d)(12)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Fidelity National Information Services, Inc. (f/k/a Certegy Inc.) Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on March 25, 2008).

(d)(13)	Fidelity National Information Services, Inc. 2005 Stock Incentive Plan, effective as of March 9, 2005 (incorporated by reference to Exhibit 10.84 to Annual Report on Form 10-K of Fidelity National Financial, Inc. filed on March 16, 2005).

(d)(14)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 99.10 to Current Report on Form 8-K filed on February 6, 2006).

(d)(15)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 99.11 to Current Report on Form 8-K filed on February 6, 2006).

Exhibit No.	Description

(d)(16)	Amended and Restated Certegy Inc. Stock Incentive Plan, effective as of June 15, 2001 and amended and restated as of October 23, 2006 (incorporated by reference to Annex B to Amendment No. 1 to Registration Statement on Form S-4 filed on September 19, 2006).

(d)(17)	Form of Amendment to Change in Control Letter Agreements (incorporated by reference to Exhibit 99.36 to Current Report on Form 8-K filed on February 6, 2006).

(d)(18)	Fidelity National Financial, Inc. Amended and Restated 2001 Stock Incentive Plan, amended and restated as of July 24, 2001 and as of November 12, 2004 and effective as of December 16, 2004 (incorporated by reference to Annex B to Definitive Proxy Statement on Schedule 14A of Fidelity National Financial, Inc. filed on November 15, 2004).

(d)(19)	Micro General Corporation 1999 Stock Incentive Plan, effective as of November 17, 1999 (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 of Micro General Corporation filed on February 1, 2000).

(d)(20)	Form of Stock Option Agreement and Notice of Stock Option Grant under Fidelity National Information Services, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Fidelity National Financial, Inc. filed on March 21, 2005).

(d)(21)	Sanchez Computer Associates, Inc. Amended and Restated 1995 Equity Compensation Plan, effective as of October 9, 1995 (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-8 of Fidelity National Financial, Inc. filed on April 15, 2004).

(d)(22)	InterCept Group, Inc. Amended and Restated 1996 Stock Option Plan, InterCept, Inc. 2002 Stock Option Plan and InterCept, Inc. G. Lynn Boggs 2002 Stock Option Plan, all amended and restated as of November 8, 2004 (incorporated by reference to Exhibits 99.2, 99.3 and 99.4, respectively, to Registration Statement on Form S-8 of Fidelity National Financial, Inc. filed on November 23, 2004).

(d)(23)	Fidelity National Financial Inc. 2004 Omnibus Incentive Plan, effective as of December 16, 2004 (incorporated by reference to Annex A to Definitive Proxy Statement on Schedule 14A of Fidelity National Financial, Inc. filed on November 15, 2004).

(d)(24)	Notice of Stock Option Grant under Fidelity National Financial, Inc. 2004 Omnibus Incentive Plan, effective as of August 19, 2005 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Fidelity National Financial, Inc. filed on August 25, 2005).

(d)(25)	Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan, effective as of May 29, 2008 (incorporated by reference to Annex A to Definitive Proxy Statement on Schedule 14A filed on April 15, 2008).

(d)(26)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.50 to Annual Report on Form 10-K filed on February 27, 2009).

(d)(27)	Form of Notice of Stock Option Grant and Stock Option Agreement under Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.51 to Annual Report on Form 10-K filed on February 27, 2009).

(d)(28)	Restricted Stock Unit Award Agreement under the Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan, dated as of October 1, 2009, between William P. Foley and Fidelity National Information Services, Inc. (incorporated by reference to Exhibit 10.14 to Current Report on Form 8-K filed on October 2, 2009).

Exhibit No.	Description

(d)(29)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan for November 2009 grants. (incorporated by reference to Exhibit 10.32 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(30)	Fidelity National Information Services, Inc. Employee Stock Purchase Plan, effective as of March 16, 2006 (incorporated by reference to Annex C to Amendment No. 1 to Registration Statement on Form S-4 filed on September 19, 2006).

(d)(31)	Amended and Restated Metavante 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to FIS’ Post-Effective Amendment No. 1 on Form S-8 to Form S-4 filed on October 1, 2009).

(d)(32)	Form of Metavante Non-Statutory Stock Option Award — Certificate of Award Agreement for grants made between November 2007 and October 2008 (incorporated by reference to Exhibit 10.10(a) to Metavante Technologies, Inc.’s Current Report on Form 8-K filed on November 6, 2007).

(d)(33)	Form of Metavante Non-Statutory Stock Option Award — Certificate of Award Agreement for grants made in November 2008 (incorporated by reference to Exhibit 10.10(b) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(34)	Form of Metavante Non-Statutory Stock Option Award — Certificate of Award Agreement for Frank R. Martire, Michael D. Hayford, Frank G. D’Angelo and Donald W. Layden, Jr. for grants made in November 2008 (incorporated by reference to Exhibit 10.10(c) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(35)	Form of Metavante Restricted Stock Award — Certificate of Award Agreement for grants made in November and December 2007 (incorporated by reference to Exhibit 10.10(b) to Metavante Technologies, Inc.’s Current Report on Form 8-K filed on November 6, 2007).

(d)(36)	Form of Metavante Restricted Stock Award — Certificate of Award Agreement for grants made in January 2008 (incorporated by reference to Exhibit 10.10(e) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(37)	Metavante Restricted Stock Award — Certificate of Award Agreement between Metavante Technologies, Inc. and Timothy C. Oliver dated November 12, 2007 (incorporated by reference to Exhibit 10.10(f) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(38)	Form of Metavante Performance Share Award — Certificate of Award Agreement (incorporated by reference to Exhibit 10.10(g) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(39)	Form of Metavante Restricted Stock Agreement for grants made to Frank R. Martire and Frank G. D’Angelo on October 2, 2009 (incorporated by reference to Exhibit 10.42 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(40)	Form of Metavante Stock Option Agreement for grants made to Frank R. Martire, Michael D. Hayford, Frank G. D’Angelo and Brian Hurdis on October 2, 2009 (incorporated by reference to Exhibit 10.43 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(41)	Form of Stock Option Agreement for grants made in November 2009 under the Metavante 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.44 to Annual Report on Form 10-K filed on February 26, 2010).

Exhibit No.	Description

(d)(42)	Form of Restricted Stock Agreement for grants made in November 2009 under the Metavante 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.45 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(43)	Fidelity National Information Services, Inc. Annual Incentive Plan, effective as of October 23, 2006 (incorporated by reference to Annex D to Amendment No. 1 to Registration Statement on Form S-4 filed on September 19, 2006).

(d)(44)	Form of Fidelity National Information Services, Inc. (f/k/a Certegy Inc.) Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.56 to Annual Report on Form 10-K filed on March 1, 2007).

(d)(45)	Investment Agreement, dated as of March 31, 2009, by and between Fidelity National Information Services, Inc. and the investors party thereto (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-4 filed on May 4, 2009).

(d)(46)	Shareholders Agreement, dated as of March 31, 2009, by and among Fidelity National Information Services, Inc., WPM, L.P. (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed May 4, 2009).

(d)(47)	Stock Purchase Right Agreement, dated as of March 31, 2009, by and among Fidelity National Information Services, Inc., WPM, L.P. and Metavante Technologies, Inc. (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed May 4, 2009).

(d)(48)	Registration Rights Agreement, dated as of July 16, 2010, by and among Fidelity National Information Services, Inc., the subsidiaries of FIS listed on the signature page thereto and Banc of America Securities LLC, Goldman, Sachs & Co., J.P. Morgan Securities Inc., and Wells Fargo Securities, LLC, as representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed July 20, 2010 that contained Item 1.01, Item 2.03, Item 8.01 and Item 9.01 disclosures).

(g)	Not applicable.

(h)	Not applicable.

(1)	Previously filed as exhibits to the initial Schedule TO, filed on July 6, 2010.

(2)	Previously filed as exhibits to Amendment No. 1 to the Schedule TO, filed on July 9, 2010.